

Mail Stop 4720

September 18, 2015

Via E-mail
Eric Sherbet
General Counsel and Secretary
Patheon Holdings Coöperatief U.A.
111 Speen St, Suite 550
Framingham, Massachusetts 01701

> **Re:** **Patheon Holdings Coöperatief U.A.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed September 3, 2015**
> **File No. 333-204789**

Dear Mr. Sherbet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors
"Our failure to comply with existing and future regulatory requirements…," page 26

1. We note your disclosure that "[t]wo of our clients have informed us that the FDA has recently notified them that it would defer issuance of export certificates for products manufactured at our Ferentino, Italy facility pending the FDA's review of our responses to their recent inspection of the Ferentino facility. In addition, the FDA recently sent us a follow up letter requesting additional information and clarification regarding our responses to their inspectional observations regarding the Ferentino facility." We also note your disclosure that the FDA's observations following inspection of the Greenville, Monza, and Cincinnati facilities are "not yet closed out." Please revise your disclosure to describe the outstanding inspectional observations from the FDA that have not yet

been resolved including any outstanding issues identified in the FDA's follow-up letter with respect to the Ferentino facility.

<u>Unaudited Pro Forma Consolidated Financial Information, page 43</u>

2. Please tell us how you will account for the issuance of the redeemable preference shares discussed under Redeemable preference shares on page 140 and what consideration was given to including this issuance in your pro forma presentation. Please refer to SAB Topic 1.B.3.

<u>Notes to Consolidated Financial Statements</u>
<u>1. Nature of Business, page F-47</u>

3. Herein you define Patheon Holdings as being Patheon Holdings Coöperatief U.A. or the Company. Please confirm that each reference to Patheon Holdings throughout these financial statements and the interim period financial statements refer to the Company. In this regard, some of the transactions that you describe in your prior responses as being with JLL/Delta Patheon Holdings, L.P., the entity owned 51% by JLL and 49% by DSM and who owns 100% of the Company, seem to be referring to Patheon Holdings (i.e., Patheon Holdings Coöperatief U.A. or the Company) in the financial statements.

<u>Exhibit 5.1</u>

4. We note the assumptions in the legal opinion that "[t]he issue by the Issuer of the Registration Shares (or of any rights to acquire Registration Shares) will have been validly authorised" and "[t]he Issuer's authorised share capital at the time of issue of any Registration Share will be sufficient to allow for the issue." These appear to be inappropriate assumptions as to the relevant issue of whether the shares have been validly issued. Please remove such language from the legal opinion and refile it as an exhibit to your registration statement. For further guidance, please refer to Section II.B.3.a of the Division of Corporation Finance Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Suzanne Hayes
Assistant Director

cc: <u>Via E-mail</u>
        Andrea Nicolas
        Skadden, Arps, Slate, Meagher & Flom LLP
        Four Times Square
        New York, New York 10036